SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-8A
ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
Investment Company Act File No.  811- 04963
The undersigned, a Delaware business trust, hereby
notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of the Berwyn Income Fund, Inc., a Pennsylvania corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:
Name:  	The Berwyn Funds
(a Delaware business trust, as successor
registrant to the Berwyn Income Fund,
Inc., a Pennsylvania corporation)
Address of Principal Business Office (No.  & Street, City, State, Zip
Code):
1189 Lancaster Avenue
Berwyn, PA  19312
Telephone Number (including area code):  1-800-992-6757
Name and address of agent for service of process:
Kevin M. Ryan, Esq.
The Berwyn Funds
1189 Lancaster Avenue
Berwyn, PA  19312
Check Appropriate Box:
Registrant is filing an Amendment to its
Registration Statement pursuant to
Section 8(b) of the Investment Company
Act of 1940, as amended, concurrently
with the filing of Form N-8A :
YES   [   ]	NO	[X]
Item 1.	Exact name of Registrant:  The Berwyn Funds
Item 2.	State and Date of Organization:  Delaware; February 4, 1999
Item 3.	Form of organization:  business trust
Item 4.	Classification of Registrant:  management company
Item 5(a).	Registrant is an open-end company.
Item 5(b).	Registrant is a diversified investment company.
Item 6.	Name and address of Investment Adviser of Registrant:
The Killen Group, Inc.
1189 Lancaster Avenue
Berwyn, PA  19312

Item 7.	Trustees and Officers of the Registrant:
Robert E. Killen, Chairman, President, Chief Executive
Officer and Trustee
Edward A. Killen, II, Executive Vice President and
Trustee
Anthony N. Carrelli, Trustee
Denis P. Conlon, Trustee
Deborah D. Dorsi, Trustee
Kevin M. Ryan, Treasurer and Secretary

The address for each of the trustees and officers of
the Registrant:
1189 Lancaster Avenue
Berwyn, PA  19312

Item 8.	Not Applicable.
Item 9(a).	No.
Item 9(b).	Not Applicable.
Item 9(c).	Yes.  The Registrant, The Berwyn Funds, proposes to
begin a public offering of its
securities commencing after the
closing of the reorganization of the
Berwyn Income Fund, Inc. and The
Berwyn Fund, Inc. (both of which are
currently registered investment
companies engaged in public
offerings of their securities) into
corresponding series of shares of
beneficial interest of the
Registrant, which is scheduled to
occur on this date, April 30, 1999,
after 4:00 p.m.  In this
reorganization the Registrant will
receive all of the assets and
liabilities of the Berwyn Income
Fund, Inc. and The Berwyn Fund, Inc.
in exchange for shares of the
Registrant.
Item 9(d).	No.
Item 9(e).	Not Applicable.
Item 10.	Current value of Registrant's total assets:   None

Item 11.	No.
Item 12.	None.

		SIGNATURES
Pursuant to the requirements of the Investment Company
Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Berwyn, and the Commonwealth of Pennsylvania on the 30th day of April, 1999.


THE BERWYN FUNDS


By  ___/s/_ Robert
E. Killen_________
	Robert E.
Killen,
President and
	Chief
Executive
Officer


Attest:	__/s/_Kevin M. Ryan _________
Kevin M. Ryan, Treasurer and Secretary
 	On February 12, 1999, The Berwyn Funds filed Post-Effective Amendment No. 14 to the registration statement on Form N-lA of the Berwyn Income Fund, Inc. in connection with the reorganization of the Berwyn Income Fund, Inc. and The Berwyn Fund, Inc., a Pennsylvania corporation, as separate series of The Berwyn Funds.
By and in Post-Effective Amendment No. 14, which was filed
pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), The Berwyn Funds adopted the registration statement of the Berwyn Income Fund, Inc. as the registration statement of The Berwyn Funds pursuant to Rule 414 under the 1933 Act.

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